EXHIBIT 99.1
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  News Release        -------------       ---------------     ------------
                        Discipline          Opportunity         Strategy

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                  CANADIAN NATURAL RESOURCES LIMITED EXPRESSES
                 CONCERNS OVER THE ROYALTY REVIEW PANEL REPORT
           CALGARY, ALBERTA - OCTOBER 9, 2007 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") is a disciplined operator with a strong track record of value creation in Alberta. Canadian Natural has operations in Western Canada, the U.K. portion of the North Sea and Offshore West Africa but is proud to have its headquarters in Calgary, Alberta and conduct the majority of its operations throughout most of Alberta. We directly employ approximately 4,000 Albertans, but just as importantly, the impact of our activity directly employs almost 18,000 additional Albertans, with indirect employment of over 71,000 additional Albertans.

Canadian Natural believes we have a responsibility to all stakeholders, shareholders, employees, contractors, communities in which we operate and Albertans to ensure that a fair share of revenues are shared with the Government to enable it to ensure the viability of Provincial infrastructure, health care, education and social services for the benefit of all Albertans. In 2006, our royalty, tax and Crown land payments to the Alberta Government totaled almost $900 million. We see the opportunity for increased royalties in the Province of Alberta at higher commodity prices to allow the Alberta Government to make further investments in these programs.

We have taken the time to complete a detailed and diligent review of the proposals recommended by Alberta's Royalty Review Panel (the "Panel"). After careful consideration, Canadian Natural believes that the Panel was disadvantaged by the factually incorrect information available to them which resulted in a number of flawed proposals. Therefore, the adoption of the Panel's proposals will have negative consequences in terms of an economic downturn in Alberta and reduced development of Alberta's vast, albeit high-cost, oil and natural gas resources.

Following a number of unrelated regime changes in income taxation, environmental and greenhouse gas regulation and general global cost inflation for the oil and natural gas sector, we believe that the Panel's proposals pose the risk of turning the oil and natural gas industry in Alberta into a "shrinking" or "blowdown" model. The cumulative impact of these developments means that the oil and natural gas industry participants will not earn a rate of return commensurate with the risks in the Alberta basin. Investment in the Alberta oil and natural gas industry will be sharply reduced going forward. As a result, in the mid- and long-term, the royalty revenues required to strengthen and even maintain the Provincial infrastructure, health care, education and social services in the Province of Alberta may not be available. This is an event no one in Alberta wants to occur.

If the Panel's proposals are adopted, many oil and natural gas activities in Alberta would be rendered uneconomic. Canadian Natural would have no choice but to reduce activity and, via our contractors, would result in an estimated 3,900 less direct jobs and 16,000 less indirect jobs for Albertans.

We call on the Government of Alberta to examine the Panel's proposals and determine a path forward that balances the need for Albertans to retain a fair share of revenues while maintaining a viable oil and natural gas industry that can continue to contribute to a prosperous Alberta for generations to come.

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CANADIAN NATURAL'S ANALYSIS OF THE ROYALTY PANEL'S PROPOSALS

1. THE PANEL WAS DISADVANTAGED BY THE FACTUALLY INCORRECT INFORMATION AVAILABLE TO THEM, WHICH RESULTED IN A NUMBER OF FLAWED PROPOSALS. Canadian Natural believes that the Panel was disadvantaged in terms of the information available to it. In particular:

      o Much of the economic information provided to the Panel by the Department of Energy and Pedro van Meurs was not subjected to industry comment. Canadian Natural believes that many of the cost assumptions represent only half of the actual costs being incurred by industry today. Further, the impacts of new environmental levies and recent taxation changes were not considered by the Panel.

      o As the second largest producer of natural gas and largest producer of heavy oil in the Province, Canadian Natural's only interface with the Panel was a 10 minute presentation, resulting in only a superficial sharing of ideas.

2. THE PANEL'S PROPOSALS ARE NOT CONSISTENT WITH A MATURE, HIGH COST BASIN SUCH AS ALBERTA'S. Much of the Panel analysis compared Alberta to other jurisdictions with lower costs and higher productivity. INCREASING GOVERNMENT TAKE TO LEVELS SIMILAR TO THESE LOWER-COST / HIGHER PRODUCTIVITY JURISDICTIONS IS LIKELY TO RESULT IN A SEVERE CURTAILMENT OF FUTURE DEVELOPMENT IN ALBERTA, LOWER EMPLOYMENT LEVELS AND RESULT IN EVER DECREASING GOVERNMENT REVENUES.

3. THE PANEL SOUGHT TO INCREASE ROYALTIES BY APPROXIMATELY 20%, HOWEVER, CANADIAN NATURAL'S ANALYSIS AND INTERPRETATION OF THE PANEL'S RECOMMENDATIONS INDICATES AN OVERALL INCREASE OF 50%, FAR EXCEEDING THE PANEL'S ESTIMATES. THE RESULTING REDUCTION IN CASH FLOWS REDUCES CAPITAL REINVESTMENT IN ALBERTA.

4. THE IMPENDING LOWER LEVELS OF REINVESTMENT IN ALBERTA WILL LIKELY HAVE SIGNIFICANT RIPPLE EFFECTS THROUGHOUT THE ECONOMY. LOWER ECONOMIC ACTIVITY AND JOB LOSSES WILL SEVERELY HARM THE ALBERTA ECONOMY THROUGHOUT THE ENTIRE PROVINCE AND THE PROSPERITY OF MANY ALBERTANS.

5. THE PANEL'S PROPOSED ROYALTY STRUCTURE EXTRACTS DISPROPORTIONATELY GREATER CASH FLOW IN THE EARLY YEARS OF A WELL'S USEFUL LIFE,
      SIGNIFICANTLY ERODING RETURNS ON CAPITAL. THE PANEL'S PROPOSALS FOCUSED ALMOST EXCLUSIVELY ON EXTRACTING ADDITIONAL REVENUES AND NOT ON FAIR SHARE OF RETURNS, RESULTING IN A POOR INVESTMENT PROFILE FOR THE OIL AND NATURAL GAS INDUSTRY. AS A CONSEQUENCE, A LARGE PORTION OF ALBERTA'S OIL AND NATURAL GAS RESOURCES WILL BECOME UNECONOMIC.

6. THE CHANGE IN OIL SANDS ROYALTIES AND CONVERTING CERTAIN BITUMEN PRODUCTION PROJECTS TO HIGHER CONVENTIONAL ROYALTY SCHEMES WILL SEVERELY ERODE ECONOMICS. Canadian Natural has made great strides to bring formerly uneconomic reserves in Alberta to production through application of new innovative technologies and production practices. The Company has twenty-eight oil sands projects under the current oil sands royalty regime of which twenty projects have already paid out - resulting in royalty payments of $138 million to the government of Alberta in 2006. Absent that royalty scheme those twenty-eight projects would not have been developed. CANADIAN NATURAL'S VIEW IS THAT UNDER THE PANEL'S PROPOSALS, COMPANIES WILL NOT BE IN A POSITION TO PURSUE SUCH VALUE CREATION PROJECTS AS RETURNS DO NOT JUSTIFY RISKS INCURRED, LEAVING A VAST AMOUNT OF OIL SANDS STRANDED AND UNDEVELOPED.

7. CAPITAL DISCIPLINE REQUIRES SIGNIFICANT PRE-INVESTMENT AND YEARS OF PLANNING IN ORDER TO MAXIMIZE VALUE OF THE OIL SANDS RESOURCES - THE PANEL PROPOSALS DISCOURAGE SUCH ACTIVITIES. Investing 10% to 15% of project costs prior to sanction allows a company to better control costs leading to earlier payout and ultimately, higher returns to a company and larger royalties for the Province of Alberta - IN THIS WE ARE ALIGNED. THE PANEL'S PROPOSALS SEEK TO REDUCE THE REVENUE STREAM AND INCREASE COSTS (E.G. LEASE RENTALS) IN THE INTERIM, EFFECTIVELY INCENTING COMPANIES TO ACCELERATE DEVELOPMENT BUT ERODING THE INCENTIVE TO TAKE THE TIME REQUIRED TO DO IT RIGHT AND CONTROL COSTS.

8. THE GENERATION OF FREE CASH FLOW FROM OIL SANDS MINING PROJECTS IS A DIFFERENT CONCEPT FROM SHARING OF RETURNS FOR RISK TAKEN. The Panel's report underestimates the large up-front capital costs which must be dedicated to bring these oil sands mining projects into production. During the period of 2000 through 2008, Canadian Natural will have invested in excess of $9 billion (including $2 billion of pre-construction, capitalized interest and overhead costs and Phase 2/3 expenditures) in order to bring its Horizon Project into production. This capital is invested by the Company with no associated return for several years before any cash flow is achieved. IN CANADIAN NATURAL'S VIEW, THE PANEL'S PROPOSALS FOR AN OIL SANDS SEVERANCE TAX WILL HAVE A NEGATIVE IMPACT ON THE DEVELOPMENT OR EXPANSION OF NEW OIL SANDS PROJECTS AS THE COST AND CONSTRUCTION RISKS ARE TOO GREAT FOR THE RETURN GENERATED.

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9.    THE PANEL'S PROPOSAL THAT NO  GRANDFATHERING  OF PROJECTS TAKE PLACE DOES
      NOT RESPECT THE INVESTMENT DECISIONS MADE TO DATE. THE FAIRNESS OF CHANGING THE ROYALTY REGIME FOR INVESTMENTS ALREADY MADE IS QUESTIONABLE. AS NOTED ABOVE, MANY OF THE OIL SANDS PROJECTS REQUIRE YEARS OF
      PREPLANNING   AND  ENGINEERING   BEFORE   CONSTRUCTION   PROCEEDS.   This
      disciplined approach helps to ensure that the value of the resource is maximized both to companies and to the people of Alberta. HOWEVER, IN CANADIAN NATURAL'S VIEW, NOT GRANDFATHERING COMMITTED INVESTMENTS ERODES THE BELIEF THAT THE INVESTMENT CLIMATE WOULD NOT CHANGE. IN THE CASE OF
      THE  HORIZON  PROJECT,   WE  FIND  THIS  PROPOSAL  UNSETTLING  GIVEN  THE
      INVESTMENT OF SEVERAL BILLION DOLLARS IN EXPENDITURES TO DATE IN THE EXECUTION OF AN OIL SANDS PROJECT APPROVAL. INTERESTINGLY, THE PROPOSALS WOULD, HOWEVER, GRANDFATHER THE HORIZON PROJECT'S UPGRADER SO AS TO PRECLUDE IT FROM RECEIVING THE PROPOSED UPGRADER ROYALTY CREDIT.


WHAT THE PANEL'S PROPOSALS MEAN TO CANADIAN NATURAL AND ALBERTANS

CANADIAN  NATURAL HAS GRAVE  CONCERNS on how the Panel's  proposals will affect
Canadian Natural's operations in Alberta - proudly our main centre of operations. After a detailed and diligent review of the Panel's proposals, the Company, due to the economic impact of the Panel's proposals, will be required to reduce its level of activity in Alberta and accordingly, should the Panel's proposals be adopted:

A. The number of Alberta natural gas wells which can be economically drilled in Alberta by Canadian Natural in either today's pricing environment or even in a higher pricing environment will be dramatically reduced under the Panel's proposals. This will result in the Province of Alberta receiving a larger share of an ever shrinking production base as reduced drilling and development will not offset natural production declines.

DRILLING ACTIVITY (NUMBER OF WELLS) IN ALBERTA

                                                           2008     REDUCTION
                              2004  2005  2006(1)  2007F  PANEL(2)  2008/2007
                              ----  ----  -------  -----  --------  ---------
Natural gas
  Conventional                 365   425     427     253       88        (65%)
  Shallow                      164   167      65      76       20        (73%)
  Coal Bed Methane (CBM)        39   100      51      40       20        (50%)
Total natural gas              568   692     543     369      128        (65%)
Total crude oil                244   462     425     480      410        (15%)
Total stratigraphic test /
   service wells               330   236     370     244       40        (84%)

   (1) Excludes natural gas wells drilled by Anadarko Canada Corporation prior to its acquisition by Canadian Natural in November, 2006.

   (2) This represents the forecast number of wells to be drilled in 2008 by Canadian Natural in Alberta, if the Panel's proposals are adopted.

B. The economics for certain long term in-situ development projects must be re-evaluated. It is likely that the Company's defined plan for the development of the Kirby, Birch Mountain and Gregoire Lake Projects will be cancelled due to poor economics using reasonable long-term price decks and an uncertain fiscal environment. This will result in over 3 billion barrels of resource not being developed and approximately 235,000 bbl/d of new production not coming on stream over for the next 15 years. Associated capital costs in excess of $7 billion will not be spent.

C. Phase 1 of the Horizon Project will proceed through completion of construction, and the Company believes that Phases 2/3 of the Horizon
      Project will remain economic and proceed through completion of construction due to the high level of pre-investment to date. However, Phases beyond Phase 2/3 would likely be cancelled due to the Panel's proposals.

The Company's emphasis on creating shareholder value will continue to guide its investment decisions and judicious review of capital allocations. If no economic projects are identified, the Company will use free cash flow to increase its debt retirement profile and return cash to shareholders.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

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FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", "targets", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; foreign currency exchange rates; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition, availability and cost of seismic, drilling and other equipment; ability of the Company to complete its capital programs; ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; availability and cost of financing; success of exploration and development activities; timing and success of integrating the business and operations of acquired companies; production levels; uncertainty of reserve estimates; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and the Company's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

For further information, please contact:

                          CANADIAN NATURAL RESOURCES LIMITED
                             2500, 855 - 2nd Street S.W.
                                   Calgary, Alberta
                                       T2P 4J8
TELEPHONE: (403) 514-7777            ALLAN P. MARKIN                    DOUGLAS A. PROLL
                                            Chairman         Chief Financial Officer and
FACSIMILE: (403) 514-7888                                 Senior Vice-President, Finance
EMAIL:     ir@cnrl.com              JOHN G. LANGILLE
WEBSITE:   www.cnrl.com                Vice-Chairman                     COREY B. BIEBER
                                                                         Vice-President,
TRADING SYMBOL - CNQ                   STEVE W. LAUT        Finance & Investor Relations
Toronto Stock Exchange                 President and
New York Stock Exchange      Chief Operating Officer